EXHIBIT 1

Release: Immediate, November 12, 2009

CANADIAN PACIFIC ANNOUNCES CDN$400 MILLION DEBT OFFERING

CALGARY -- Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that its wholly–owned subsidiary, Canadian Pacific Railway Company, is issuing CDN$400 million of 6.45% Notes due November 17, 2039. The transaction is expected to close November 17, 2009. The net proceeds from this offering of approximately CDN$398 million will be used for general corporate purposes which may include the funding of pension plan obligations as well as the reduction and restructuring of indebtedness.

The debt offering is being made in Canada under the base shelf prospectus dated June 26, 2009 for up to CDN$1.5 billion of medium term notes.

Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 1,100 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

end

Contacts:

Media Mike LoVecchio Tel: (778)772-9636 e-mail: mike_lovecchio@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 e-mail: investor@cpr.ca